June 11, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	HCC Insurance Holdings, Inc. Form 10-K for the Year Ended December 31, 2008 Filed March 2, 2009 File Number: 001-13790
Gentlemen and Ladies:
HCC Insurance Holdings, Inc. (HCC, the Company or we) submitted a letter on May 20, 2009 to respond to comments from the Commission’s Staff, in its letter dated May 6, 2009, related to the above referenced filing. The purpose of this letter is to respond to one additional oral comment from Kei Ino, Staff Accountant, related to Comment 6, received by us on June 10, 2009. We have reproduced the Staff’s original Comment 6 below in bold-face text, followed by our revised complete response.
Form 10-K for year ended December 31, 2008
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(3) Investments, page F-16
6.	Please revise your discussion to identify the circumstances giving rise to the $91 million gross unrealized loss and why you believe the loss to be temporary in nature.
Beginning in the Company’s Form 10-Q for the period ended June 30, 2009, we will modify our prior disclosures, substantially as follows (revised disclosures are underlined):
We review our investments for possible impairments and assess whether any impairments are other-than-temporary at each quarter end. The determination that a security has incurred an other-than-temporary decline in value and the amount of any current loss

Securities and Exchange Commission
Division of Corporation Finance
June 11, 2009

recognition requires management judgment and a continual review of market conditions and our investment portfolio. During 2008, our reviews covered all impaired securities where the loss exceeded $0.5 million and the loss either exceeded 10% of cost or the security had been in a loss position for longer than 12 consecutive months. Our review in the fourth quarter of 2008 covered 82% of the total unrealized losses in the portfolio. We recognized $11.1 million of other-than-temporary realized losses on our fixed income securities in 2008 and none in 2007 and 2006.
At December 31, 2008, we had gross unrealized losses on available for sale fixed income securities of $91.3 million (2.2% of aggregate fair value of total fixed income securities) compared to $18.3 million (0.5% of aggregate fair value) at December 31, 2007. We considered all of these unrealized losses at year-end 2008 and 2007 to be temporary, based on the results of our reviews. Significant price deterioration in our fixed income securities occurred in the second half of 2008, principally due to the effects of the recent credit crisis, changes in market interest rates and widening of credit spreads. We do not consider the $91.3 million of gross unrealized losses to be other-than-temporary impairments at December 31, 2008 because: 1) we have received all contractual interest and principal payments on these securities as of year-end 2008, 2) based on our fourth quarter review, we believe it is probable that we will continue to collect all such cash payments due in the future and 3) as of December 31, 2008, we have the intent and ability to hold these securities until maturity or for a period of time sufficient to allow recovery of the impaired security’s fair value.
In the second quarter of 2009, we will adopt FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments and FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. While we do not expect our adoption of these standards will materially impact our assessment of other-than-temporary impairments or the above proposed disclosure, we will revise the above disclosure, as necessary, to comply with the new standards in our Form 10-Q for the period ended June 30, 2009.
*****
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company believes it has fully responded to your comments and will incorporate the revised disclosures, as appropriate, in its second quarter Form 10-Q filing. If you have any further questions regarding these responses, please contact the undersigned at (713) 690-7300.
Sincerely,
/s/ Pamela J. Penny

Pamela J. Penny
Executive Vice President and
Chief Accounting Officer